It is not the strongest
of the species that survive,
nor the most intelligent,

SCHAWK

2006 ANNUAL REPORT

Financial Highlights

Year ended December 31, (Thousands of dollars, except per share data)	2006	2005	Change
Operations			
Net sales	$ 548,406	$ 562,104	-2.4%
Cost of sales	355,375	367,455	-3.3%
Selling, general and administrative expenses	135,728	132,559	2.4%
Acquisition integration and restructuring expenses	3,933	6,898	-43.0%
Reserve reversal from litigation settlement	(5,120)	—	nm
Operating income	58,490	55,192	6.0%
Operating margin %	10.7%	9.8%	0.9 points
Income from continuing operations	29,523	29,687	-0.6%
Income (loss) from discontinued operations	(1,135)	785	nm
Net income	28,388	30,472	-6.8%
Earnings per share from continuing operations (diluted)	$ 1.08	$ 1.10	-1.8%
Net earnings per share (diluted)	$ 1.04	$ 1.13	-8.0%
Financial position			
Total assets	$ 538,246	$ 558,818	-3.7%
Goodwill	235,501	233,838	0.7%
Short-term debt	2,177	454	nm
Long-term debt	140,763	169,579	-17.0%
Total debt	142,940	170,033	-15.9%
Stockholders' equity	268,928	231,396	16.2%
Other information			
Capital expenditures	$ 29,771	$ 22,158	34.4%
Long-term debt to total capital	34.4%	42.3%	-7.9 points
Stock price	$ 19.54	$ 20.75	-5.8%

nm Not meaningful

Schawk:

Creates the strategy that guides the creation of brands. • Creates the brand, establishing the brand's identity, architecture, and standards. • Designs the packaging and all the promotional materials that surround the brand. • Shoots and retouches the photography that branded materials require. • Assembles all the images and copy according to demanding technical specifications. • Creates the electronic files, film, plates, cylinders, and proofs required for a full array of media whether print, broadcast or internet. • Renders 3D images and creates physical mock-ups of packaging to help clients promote their new products. • Advises on how to streamline workflows that manage visual brands, manage color, and protect against brand counterfeiting. • Creates, adapts, and implements the technology required to manage, track, store, and transmit brand assets like logos, illustrations, ads, and packaging artwork. • Integrates all these services seamlessly across North America, Europe, and Asia-Pacific including India and Australia. • Drives and implements environmental sustainability solutions across every offering. • Delivers these global solutions locally through 142 locations in 12 countries.

Headquartered in suburban Chicago, Schawk was founded in 1953 and trades on the New York Stock Exchange under the symbol **SGK**.

but the one most responsive to **change.**" CHARLES DARWIN

Dear Shareholder

Two thousand-six was a remarkable year for Schawk. It was a time of dramatic change and innovation. It was also a period that was characterized by a persistent focus on our long-term strategic goals and the actions taken to help us meet them. I am very pleased by what we have achieved strategically and believe that these steps will lead us to improved performance for both the long- and short-term.

Specifically, some of these actions included completing the integration and divesting certain non-core assets from our major 2005 acquisitions, expanding Anthem's capabilities domestically and overseas, and increasing our position to a 90 percent share in our operation in Chennai, India.

Our growth strategy, conceived in 2001, was designed to guide the transformation of our business. **Its focus is on shifting the knowledge and intellectual capital within our organization from a value-added to a value-based service offering.** Our core strength has always resided in the knowledge and creativity that surrounds branding, color, packaging, and in bringing new products to emerging markets. Our plan was conceived to systematically begin applying this organizational knowledge and creativity in new ways. We have been quietly making this shift, carefully guiding our progression as an organization.

Of course, it is rare for any lasting transformation to happen overnight. We continue to push forward, taking actions every day to accelerate this shift, while ensuring that we remain fully capable of meeting the evolving demands of our clients. We will continue to enhance our offerings where they can have the greatest impact on our clients' business as well as our own. We will bring our unique capabilities to emerging markets where our clients have identified pent-up consumer demand. We are already making operational changes within our organization to help our clients harness the power of globalization while offering them the flexibility to respond nimbly on a local level. Additionally, our offerings in brand strategy, design, and digital solutions will continue to expand to meet the rigorous and dynamic requirements of our clients.



The importance of the role that strategy and design play in the development of branded products for consumers and new growth opportunities for trademark owners cannot be overstated. Nor can the value of the opportunity it represents for Schawk. This is where brands begin. It is where considerable investments are made. It is also where our clients form the deepest level of trust. This is why we are committed to expanding this capability through our Anthem Worldwide operations. When Anthem is entrusted by clients to develop branding strategies and create design concepts, those clients experience a powerful, innovative benefit: using Schawk for the go-to-market implementation of these brands—including premedia services. This is singularly unique in both the traditional premedia and the traditional design industries; a totally integrated, seamless, global offering from brand creation through local market implementation—wherever those markets may be.

Clearly, this makes it challenging to categorize Schawk's business in a traditional way. It does however, makes us

"a category of one"

and as such, the category leader. This innovative business model also makes Schawk the best solution to the increasingly complex set of challenges our clients face in bringing new brands and products to market. We're the only one in the right places of the world at the right time, with the right offering.

Our ability to seamlessly integrate a highly complex process quickly, consistently, and efficiently on a global scale serves as a very powerful motivator to multinational and global organizations. Schawk represents a proven solution. Our offering helps them become more agile in the marketplace. It gives them greater control over how their billion dollar brands are represented throughout the world and how they get to market. By leveraging Schawk's expertise at the earliest stages—when brands are created—they also gain greater creative freedom. All of this positively impacts the branded products our clients sell from Mumbai to Minneapolis.

Our clients fully understand the advantages they gain by engaging Schawk's services. These advantages start as early as their initial consultation with Anthem Worldwide. Independently, Anthem begins by developing the strategic positioning for the brand and creating design concepts. The difference is, because Anthem is a Schawk strategic design company, designers have access to the unique knowledge inside Schawk about printing processes, press tolerances, inks, and material substrates that allow them to create ground breaking designs that are printable. While this may seem an obvious requirement of design agencies, it isn't. Traditional design agencies lack the depth and breadth of this kind of knowledge—especially when it comes to packaging—which frequently results in substantial cost overruns and distribution-dependent time delays for clients. When trying to make up for these delays, often the result is that the integrity of the design is weakened, brand consistency is lost and potential sales are marginalized.

Once a new brand or line extension is created—and all the communications that surround its launch—it represents new intellectual property. This includes advertising, direct mail and other promotional vehicles; the type of branded media created by Ambrosi, Schawk's retail marketing company. This makes anything that "carries the brand" an asset that must be protected from misuse, misplacement, and misappropriation. It is the underlying purpose and appeal behind BLUE™, the web-enabled content lifecycle management system developed by Schawk's Digital Solutions Group. BLUE, available only through Schawk, has been designed to deliver multiple advantages to clients.

While it may seem contrary to expectations that valuable brand assets are often misplaced, thus requiring costly re-creation by design agencies, it is not uncommon. In a "flattened world" operating **twenty-four**

seven, it is essential for brand owners to make these assets accessible to those who require them in an organized and secure manner. This also ensures that outdated or retired assets are not being used which can dilute a brand's equity. The digital asset component of BLUE delivers the organization of a world-class library with the security of a bank vault.

Over the years, content lifecycle management systems have evolved beyond this initial purpose. Since pioneering the development of the consumer packaging industry's first asset management system in 1997, BLUE has led the way in innovating additional capabilities to meet new and expanded client requirements both inside and outside the consumer packaging market.

First, by allowing an organization to track its brand assets in real time throughout all phases of development, BLUE helps bring transparency to a client's workflow. The advantage of this is that it makes previously invisible bottlenecks visible, identifying areas where the process can be further streamlined. This also helps validate changes required to realize greater long-term efficiencies. Additionally, the opportunity to capture and report on key performance indicators is also very appealing to clients.



Second, artwork that is traditionally proofed offline via hard color copies, which are shipped to multiple locations, can instead be proofed accurately online. This process, which is repeated daily by clients for each new piece of branded content, is no longer disconnected and hierarchical. BLUE unifies and flattens the process, saving our clients precious time and money.





There is still another powerful reason for brand-driven organizations to implement BLUE. It helps clients substantially reduce or eliminate the volume of paper required by traditional proofing processes, as well as the cost of overnight shipping and the transportation energy required to make these deliveries. **As a totally paperless system, BLUE is ready to step in and assist global organizations in their efforts to meet environmental sustainability initiatives, a topic that is at the top of every CEO's list these days.** Principally, this issue calls for the reduction, reuse, and recycling of packaging, promotional materials, and inks not just in North America, but globally. To help achieve and sustain such large scale programs, companies will have to make changes to the workflows that produce new products. They can do this today, using BLUE, and leveraging Schawk's global footprint of knowledge, expertise, and management skills.

Our global footprint continues to be perceived by our clients as something that uniquely distinguishes Schawk from all others. This footprint is more than geography. It represents a deep well of local knowledge in everything from brands to customs to government regulations. Our operations in North America, Europe and developing countries are a vital part of our strategy to support the global needs of our clients. As we have with China, India, Singapore, Australia, and other Asia-Pacific countries, Schawk will invest in the emerging markets in which its clients have invested. As standards of living rise in these markets, consumer demand for brands—Western and non-Western—grows. This represents an enormous opportunity for our clients to sell their products to literally billions of people in India and China alone. These products will require packaging and promotional material that takes into account numerous languages, multiple social classes, different flavor preferences, unique consumer needs, and a fragmented distribution network. This represents a strong growth opportunity for Schawk as well.

Our envisioned future is very clear and we are on the path to realizing it. As we move forward, continuing to shift our knowledge base and unique expertise to transform our business—and our future—we remain staunchly committed to our strategic plan. Any potential acquisitions will serve to either expand our global footprint, enhance an existing competency, or elevate our capabilities. This includes high-margin creative and technical advisory services, which are valued for their power of imagination, making them far less vulnerable to commoditization. While these services are valuable in and of themselves, they will also enable Schawk to leverage its deep pool of knowledge and expertise more effectively.



Our challenge in 2007 will be to improve productivity, reduce costs, and to identify opportunities to grow our business organically. As part of this, we have already taken steps to improve the way we formally communicate the depth of our global offering, our ability to deliver it locally, and the value it will bring to our clients on a continuing basis, including their sustainability goals. We are extremely proud of our environmental record and the products, workflows, and solutions that we have brought to the markets we serve. We will continue to expand and drive these solutions forward.

At the same time, we are driving innovation inside our organization, and we are confident that the directed passion of our 3,400 employees will translate into bold new ideas and successes for our clients, and for Schawk. More than ever, we are a business powered by imagination and knowledge, which are still the province of human beings.

It's been said that the best way to predict the future is to invent it. We're taking our 54 years of hindsight, foresight, and insight to do just that. Throughout our history, from the early 1950s through 2006, we have played a significant role in every revolution in the industries we serve. **Now, we're in the process of quietly creating our own.**

Clarence W. Schawk
Chairman of the Board

David A. Schawk
President and Chief Executive Officer

Message From the Chief Financial Officer

In 2006, we completed the integration of Seven Worldwide and Winnetts into the Schawk organization, divesting certain operations and accomplishing a very complex amalgamation of businesses and cultures. While these integration efforts resulted in expenses related to acquisition integration and restructuring activities and facility consolidations, we believe that we have paved the way for improved results in 2007 and beyond.

In 2006, Schawk reported income from continuing operations of $1.08 per fully diluted share compared to $1.10 in 2005. The 2006 results include $0.09 per share of acquisition integration and restructuring expenses, and the benefit of a $0.12 per share reserve reversal related to the settlement of litigation. The 2005 results include a charge of $0.16 per share for acquisition integration expenses Excluding acquisition integration expenses and restructuring expenses, and reserve reversals, 2006 income from continuing operations was $1.05 per fully diluted share compared to $1.26 per fully diluted share in 2005.

In 2006, we divested certain assets that had been acquired as part of the Seven Worldwide transaction in 2005, that were focused on markets that were not consistent with our strategic plan. We also closed some locations as part of internal consolidations resulting in the loss of some revenue that were neither incremental nor marginally strong. Revenue was also negatively impacted by weakness in our entertainment accounts and a marketing strategy change at our largest retail client resulting in an overall decrease of 2.4 percent in revenue from continuing operations. Since we only had eleven months of business from the Seven acquisition in 2005 as compared to twelve months in 2006, on a pro forma basis, revenues from continuing operations decreased 6.0 percent.

However, throughout 2006, we saw positive impact from our initiatives to drive profitable revenue growth and improve efficiency. Although the year turned out to be a relatively soft period of consumer products promotional activity, we did experience a very strong new business pipeline and began to see contributions from these wins in the fourth quarter. Our business development programs have targeted those areas where we see growth related to demographic trends and in markets where our service offerings are uniquely positioned to increase our customers' returns on investment in marketing spending. We expect our business pipeline will continue to grow and believe that it will produce solid revenue growth in 2007.

Throughout 2006 we spent a great deal of time and energy focusing on driving efficiency into our operations. Our operating margin increased, excluding special charges and gains, from 8.5 percent in the first quarter to 10.7 percent in the fourth quarter. The full year operating margin on the same basis was 10.4 percent. Our goal is to get our operating margins into the mid-teens within a couple of years. We believe we will make good progress toward our higher operating margin goals in 2007.

Finally, our company's balance sheet ended the year in a very strong position with improvements, as compared to the prior year end, in current ratio (1.99 to 1.00 versus 1.90 to 1.00), long-term debt to equity (52.3 percent versus 73.3 percent) and long-term debt to total capital (34.4 percent versus 42.3 percent). We have availability on our revolving credit facility to make a number of smaller acquisitions and we believe our cash flow will result in further reductions in debt excluding the effect of acquisitions, if any.

In summary, our company is positioned well for growth in 2007 and beyond. We look forward to increasing shareholder value for our shareholders as we provide industry-leading solutions around the globe for our clients.

James J. Patterson
Senior Vice President and Chief Financial Officer


700
600
500
400
300
200
100
0
$ Millions
02
03
04
05
06
Sales from continuing operations


32
28
24
20
16
12
8
4
0
$ Millions
02
03
04
05
06
Income from continuing operations

Condensed Consolidated Statements of Operations

Year ended December 31, (Thousands of dollars, except per share data)	2006	2005	2004
Operating results			
Net sales	$ 548,406	$ 562,104	$ 238,345
Cost of sales	355,375	367,455	137,017
Gross profit	193,031	194,649	101,328
Selling, general and administrative expenses	135,728	132,559	63,536
Acquisition integration and restructuring expenses	3,933	6,898	—
Reserve reversal from litigation settlement	(5,120)	—	—
Operating income	58,490	55,192	37,792
Other income (expense):			
Interest and dividend income	467	359	188
Interest expense	(10,716)	(8,599)	(1,960)
Other	—	498	—
Income from continuing operations before income taxes	48,241	47,450	36,020
Income tax provision	18,718	17,763	13,342
Income from continuing operations	29,523	29,687	22,678
Income (loss) from discontinued operations	(1,135)	785	—
Net income	$ 28,388	$ 30,472	$ 22,678
Earnings per share			
Basic:			
Income from continuing operations	$ 1.12	$ 1.16	$ 1.05
Income (loss) from discontinued operations	$ (0.04)	$ 0.03	—
Net income per common share	$ 1.08	$ 1.19	$ 1.05
Diluted:			
Income from continuing operations	$ 1.08	$ 1.10	$ 1.01
Income (loss) from discontinued operations	$ (0.04)	$ 0.03	—
Net income per common share	$ 1.04	$ 1.13	$ 1.01
Weighted average shares outstanding			
Basic	26,393	25,529	21,603
Diluted	27,395	26,963	22,515
Dividends			
Dividends per Class A common share	$ 0.13	$ 0.13	$ 0.13

Selected Financial Data

Year ended December 31, (Thousands of dollars, except per share data)	2006	2005	2004	2003	2002
Consolidated statement of operations information					
Net sales	$ 548,406	$ 562,104	$ 238,345	$ 201,031	$ 186,189
Operating income	58,490	55,192	37,792	27,536	22,032
Income from continuing operations before income taxes	48,241	47,450	36,020	27,264	19,734
Income taxes	18,718	17,763	13,342	10,280	6,203
Income from continuing operations	29,523	29,687	22,678	16,984	13,531
Income (loss) from discontinued operations	(1,135)	785	—	—	—
Net income	$ 28,388	$ 30,472	$ 22,678	$ 16,984	$ 13,531
Earnings per share from continuing operations:					
Basic	$ 1.12	$ 1.16	$ 1.05	$ 0.79	$ 0.63
Diluted	$ 1.08	$ 1.10	$ 1.01	$ 0.78	$ 0.62
Net earnings per share:					
Basic	$ 1.08	$ 1.19	$ 1.05	$ 0.79	$ 0.63
Diluted	$ 1.04	$ 1.13	$ 1.01	$ 0.78	$ 0.62
Consolidated balance sheet information					
Working capital	$ 89,693	$ 94,137	$ 41,141	$ 30,526	$ 26,654
Total assets	538,246	558,818	220,763	159,691	160,470
Long-term debt	140,763	169,579	39,964	21,021	37,232
Stockholders' equity	268,928	231,396	131,440	106,372	89,767
Other data					
Cash dividends per common share	$ 0.13	$ 0.13	$ 0.13	$ 0.13	$ 0.13
Depreciation and amortization	24,711	27,049	12,726	11,416	11,977
Capital expenditures	29,771	22,158	12,238	6,933	7,634

Supplemental Stockholder Information & Quarterly Financial Data

(Thousands of dollars, except per share data)	Net sales	Operating income	Income from continuing operations	Income (loss) from discontinued operations	Net income	Continuing operations diluted earnings per share	Diluted net earnings per share
2006 quarter ended							
March 31	$ 133,754	$ 10,870	$ 5,215	$ (433)	$ 4,782	$ 0.19	$ 0.17
June 30	140,095	16,983	8,926	44	8,970	0.32	0.32
September 30	134,779	15,803	8,206	(57)	8,149	0.30	0.30
December 31	139,778	14,834	7,176	(689)	6,487	0.26	0.24
2005 quarter ended							
March 31	$ 119,180	$ 11,003	$ 5,799	$ (235)	$ 5,564	$ 0.23	$ 0.22
June 30	145,229	15,039	8,440	(588)	7,852	0.31	0.29
September 30	151,644	14,984	8,156	604	8,760	0.29	0.32
December 31	146,051	14,166	7,292	1,004	8,296	0.27	0.30

Stock Prices

	2006 high – low	2005 high – low
Quarter ended		
March 31	$ 26.22 – 20.27	$ 21.98 – 17.70
June 30	$ 26.15 – 17.34	$ 26.00 – 17.96
September 30	$ 19.57 – 15.11	$ 24.75 – 19.64
December 31	$ 20.97 – 17.58	$ 21.40 – 17.05

Board of Directors

Clarence W. Schawk
Chairman
Director since 1992

David A. Schawk
President and Chief
Executive Officer
Director since 1992

A. Alex Sarkisian
Executive Vice President and
Chief Operating Officer
Director since 1992

Len Caronia
Managing Director
Cochran Caronia Waller
Director since 2000

Judith W. McCue, Esq.
Partner
McDermott Will & Emery LLP
Director since 1992

John T. McEnroe, Esq.
Partner
Vedder, Price, Kaufman &
Kammholz, P.C.
Director since 1992

Hollis W. Rademacher
Financial Advisor to Business
and Private Investors
Director since 1995

Michael G. O'Rourke
President and Chief
Executive Officer
Signature Bank
Director Since 2007



Executive Officers

Clarence W. Schawk
Chairman

David A. Schawk
President and
Chief Executive Officer

A. Alex Sarkisian
Executive Vice President and
Chief Operating Officer

James J. Patterson
Senior Vice President and
Chief Financial Officer



Facilities

U.S.
Addison, TX
Atlanta, GA
Battle Creek, MI
Cherry Hill, NJ
Chicago, IL
Cincinnati, OH
Des Plaines, IL
Hackettstown, NJ
Kalamazoo, MI
Lithia Springs, GA
Los Angeles, CA
Milwaukee, WI
Minneapolis, MN
New York, NY
Redmond, WA
San Francisco, CA
Santa Ana, CA
St. Paul, MN
Stamford, CT
Sterling Heights, MI

CANADA
Mississauga, ON
Toronto, ON

MEXICO
Querétaro, Mexico

EUROPE
Alzira, Spain
Antwerp, Belgium
Leeds, U.K.
London, U.K.
Manchester, U.K.
Newcastle, U.K.
York, U.K.

ASIA PACIFIC
Chennai, India
Kobe, Japan
Penang, Malaysia
Shanghai, China
Shenzhen, China
Singapore
Sydney, Australia
Tokyo, Japan

SOUTH AMERICA
Santiago, Chile†

† A strategic alliance with Retografica S.A.





Investor Information

Corporate Headquarters
Schawk, Inc.
1695 River Road
Des Plaines, IL 60018
(847) 827-9494
www.schawk.com

Stock Listing
Schawk, Inc. is listed on the New York Stock Exchange. Ticker Symbol: SGK

Transfer Agent and Registrar
Computershare
P.O. Box 43069
Providence, RI 02940-3069
(800) 446-2617 Inside The U.S.
(781) 575-2723 Outside The U.S.
(201) 222-4955 TDD/TTY
www.equiserve.com

Investor Relations
James J. Patterson
(847) 827-9494
jpatterson@schawk.com

Independent Auditors
Ernst & Young LLP
Chicago, IL

Legal Counsel
Vedder, Price, Kaufman & Kammholz, P.C.
Chicago, IL

Annual Meeting
The Schawk, Inc. Annual Meeting of Shareholders will be held on Wednesday, May 16, 2007, at 9:30 a.m. CDST, at Schawk Des Plaines, 1600 E. Sherwin, Des Plaines, IL, USA.

Certifications
The Chief Executive Officer's 2006 annual certification relating to our compliance with the New York Stock Exchange's ("NYSE") corporate governance listing standards has been submitted to the NYSE. In addition, Schawk, Inc. filed the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Dividend Reinvestment and Stock Purchase
Shareholders can increase their ownership in Schawk, Inc. without brokerage commissions or service fees through the Schawk, Inc. Shareholder Investment Program. For a prospectus and an enrollment card, contact the administrator of the program, Computershare, P.O. Box 43081, Providence, RI 02940-3081 (800) 446-2617 or by telefax (201) 222-4892.

Dividend Payments
The Schawk, Inc. Common stock dividends subject to declaration by the Board of Directors, are anticipated to be paid on March 30, June 29, September 28 and December 31 during 2007.

Form 10-K and Other Financial Reports
The Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, which includes the complete financial statements of the Company, has been included with the proxy materials mailed to each stockholder. Additional copies are available without charge by contacting Christine Pecucci, Schawk, Inc., 1695 River Road, Des Plaines, IL 60018, (847) 827-9494, or cpecucci@schawk.com. Certain reports are accessible through our website at www.schawk.com.

Investor Relations
Analysts and investors seeking additional financial information should contact James J. Patterson, Schawk, Inc., 1695 River Road, Des Plaines, IL 60018, (847) 827-9494

Shareholder Inquiries
Shareholders who have questions regarding stock transfers, change of address or lost certificates should contact Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI, 02940-3078.
Or, www.computershare.com.

Schawk, Inc.
1695 River Road
Des Plaines, IL 60018
(847) 827-9494
(800) 621-1909
(847) 827-1264 Fax
info@schawk.com
www.schawk.com

2006 Forbes BEST SMALL COMPANIES

Design, copy and project management by Anthem Worldwide.
Retouching by Schawk Creative Retouching.
Premedia services and printing by Schawk's Los Angeles facility.

www.schawk.com
www.anthemworldwide.com
www.schawksds.com
www.ambrosi.com

Cautionary Statement Concerning Forward-Looking Information

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements are made based upon current expectations and beliefs that are subject to risk and uncertainty. Actual results might differ materially from those contained in the forward-looking statements because of factors, such as, among other things, higher than expected costs, higher than expected costs associated with compliance with legal and regulatory requirements, the strength of the United States economy in general and specifically market conditions for the consumer products industry, the level of demand for our services, loss of key management and operational personnel, our ability to implement our growth strategy, the stability of state, federal and foreign tax laws, our continued ability to identify and exploit industry trends and exploit technological advances in the imaging industry, our ability to implement restructuring plans, the stability of political conditions in Asia and other foreign countries in which we have production capabilities, terrorist attacks and the U.S. response to such attacks, as well as other factors detailed in our filings with the Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter the forward-looking statements contained in this report whether as a result of new information, future events, or otherwise. More detailed information about these and other factors is set forth in our Annual Report on Form 10-K for the year ended December 31, 2006.

Why change



"When you're finished changing,

you're finished.

BEN FRANKLIN

SCHAWK

1695 River Road
Des Plaines, IL 60018
USA

NYSE: SGK

END